Exhibit 99.75

BLUE MOON METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

The following management discussion and analysis (“MD&A”) of Blue Moon Metals Inc. (“Blue Moon” or the “Company”) has been prepared as of May 23, 2025, and provides an analysis of the Company’s results of operations for the three months ended March 31, 2025.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with the Blue Moon unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025, Blue Moon’s audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”). Blue Moon's material accounting policies are described in note 3 of the aforementioned audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Blue Moon faces risks that are generally applicable to its industry and others that are specific to its operations. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described this MD&A. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF THE BUSINESS

Blue Moon is a mineral exploration and development company and is focused on advancing its three polymetallic brownfield projects in Tier 1 mining jurisdictions: the Nussir copper-gold-silver property in Norway, the Blue Moon zinc-copper-gold-silver property in California, USA, and the Sulitjelma copper-zinc property in Norway. All three projects have the potential to be developed into underground mines and following the receipt of approval by the Bureau of Land Management (“BLM”) for a portal and tunnel at the Blue Moon volcanogenic massive sulphide (“VMS”) deposit, the Company now considers the Nussir project and the Blue Moon project as its material properties.

Blue Moon is listed on the TSX Venture Exchange under the symbol “MOON” and is quoted on the OTCQX under symbol “BMOOF”.

CORPORATE

Acquisitions

On February 26, 2025, the Company closed the previously announced acquisitions of Nussir ASA (“Nussir”), which owns the Nussir project and Nye Sulitjelma Gruver SA (“NSG”), which owns indirectly the Sulitjelma project (collectively, the “Transactions”). Both projects are brownfield projects in northern Norway. 99.7% of Nussir shareholders and 100% of NSG shareholders supported the respective transactions. On closing, Blue Moon issued a total of 29,776,149 common shares in Blue Moon (the “Consideration Shares”) to shareholders of Nussir and NSG for 93.55% of the issued and outstanding shares of Nussir and 100% of the issued and outstanding shares of NSG. The Consideration Shares so issued were subject to TSXV Tier 2 escrow schedule, to be released over thirty-six (36) months. The Company was eligible to graduate to a Tier 1 company, and submitted an application for the Tier 1 graduation. TSXV approval was granted for the Company to graduate to a Tier 1 company when the TSXV halt was lifted on March 14, 2025. As a Tier 1 company, the shorter Tier 1 escrow release schedule applied, resulting in an effective escrow period being that of the shortened Tier 1 escrow release schedule, with 25% released on the date of the TSXV bulletin, and thereafter on each of the six, twelve and eighteen months following the date thereof.

On March 6, 2025, the Company completed the acquisition of all the shares in Repparfjord Eiendom AS (“REAS”), a private Norwegian company, from Wergeland Eigedom AS (“WG”), along with associated ship loading equipment and infrastructure related to aggregate mining, port area and some properties adjacent to Nussir’s project (the “REAS Transaction”). REAS has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway to manage most of the area in the Finnmark county where the Nussir project is located, for the use of the Øyen industrial land. Pursuant to the terms of the REAS Transaction, the Company paid 180 million NOK (approximately US$16 million) as consideration, this being a combination of 4.21 million Blue Moon Shares (the “WG Consideration Shares”) and approximately US$7.2 million in cash. As part of the REAS Transaction, the Company entered into an agreement with WG (the “Agreement”) whereby WG will be able to sublease part of the land to continue their aggregate production, for annual sublease payment fees to REAS, and WG also agreed to acquire certain agreed upon volumes of waste rock from the Nussir project for a minimum price of 15 NOK per tonne. The WG Consideration Shares are under the same Tier 1 escrow release schedule as the Consideration Shares of the Nussir and NSG Transactions.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

As a result of the Nussir, NSG and REAS acquisitions, the Company acquired two brownfield critical minerals projects in a Tier 1 jurisdiction as well as most of the required infrastructure for the Nussir mine.

Equity financing

On May 8, 2025, pursuant to the previously announced agreement with LNS (as defined below), LNS acquired 376,833 common shares in the Company at a share price of $3.00 per share through a non-brokered private placement for gross proceeds of $1,130,499.

On March 7, 2025, the Company closed the second tranche of financing from Hartree of 1,750,000 shares for gross proceeds of $5.25 million. The shares were subject to a statutory hold period of four months and one day from the date of issuance. (See below for Hartree investment).

On February 26, 2025, the Company closed a non-brokered placement of 47,660 shares with an officer of the Company for gross proceeds of $142,980. The placement was priced at $3.00 per share and the shares were subject to a statutory hold period of four months and one day from the date of issuance.

On December 19, 2024, concurrent with the Nussir and NSG Transactions, the Company closed a brokered unit financing (the “Concurrent Financing”), for gross proceeds of $30,000,093, issuing 1,000,003 units (the “Units”) at $30.00 per Unit. Each Unit consists of one common share of Blue Moon (a “Unit Share”) and nine subscription receipts (the “Subscription Receipts”) with 10% of the price per Unit allocated to the Unit Share and 90% of the price per Unit allocated to that of the Subscription Receipts. The net proceeds of the Unit Share were released to the Company upon closing and were non-refundable. Net proceeds of the Subscription Units were held in escrow until the completion of the Transactions, when each Subscription Receipt was converted into one common share of the Company without payment of additional consideration, and the issued shares were subject to the customary four months plus one day from the date when the Subscription Receipts were issued (that is, until, April 20, 2025). On February 26, 2025, the Company closed the Transactions and the escrowed funds were released.

Strategic investors in the financing included:

Hartree Partners LP (“Hartree”)

Hartree subscribed to $7.25 million Units and had been granted an option to subscribe in up to $7.75 million worth of Blue Moon Shares at pre-agreed conditions. In return, Hartree received pro-rata pre-emptive rights in respect of future equity issuances of Blue Moon, as long as Hartree owns 5% of the issued and outstanding common shares, have the right to appoint an nominee to the Blue Moon board of directors (the “Board”) by the end of December 2025 and the right to participate on a technical committee. The Company agreed to enter into a long term offtake agreement for Nussir concentrate production, with a right of last offer for a portion of the offtake volumes at the Blue Moon and the NSG projects. In addition, Hartree and Blue Moon entered into an Memorandum of Understanding (“MOU”) for up to US$20 million secured bridge loan. On March 7, 2025, the Company closed the second tranche of financing from Hartree for an amount of $5.25 million.

Wheaton Precious Metals Corp. (“Wheaton”)

Wheaton subscribed to $4.95 million Units. In addition, an affiliate of Wheaton has acquired a corporate-wide right of first refusal (“ROFR”) on any precious metals streams or royalties on Blue Moon’s properties for $50,000.

Leonard Nilsen & Sønner AS (“LNS”)

LNS subscribed to approximately $4.2 million Units (equivalent of NOK33 million) in Blue Moon Shares and committed to two further tranches of approximately $1.1 million (equivalent of NOK8.5 million) each, with the first tranche being made at the start of the Nussir decline construction and the second being ten months after the start of decline construction. The subscription price for these additional tranches will be the higher of $0.30 per share or the maximum discount permitted by the Venture Exchange (“TSXV”). The discount is based on the following tiers:

i)	up to 25% if the market price is between $0.01 and $0.50 per share;

ii)	up to 20% if the market price is between $0.51 and $2.00 per share; and

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

iii) Up to 15% if the market price is above $2.00 per share.

The market price is defined by the TSXV as the last Blue Moon trade that occurred on the TSXV prior to the pricing of the equity facility. The Company retains the right to delay the follow-on investments in the event the Company is in a blackout period, until such blackout period has ended. However, any such postponement cannot extend beyond December 31, 2026. If LNS owns 5% of the issued and outstanding common shares, they have the right to appoint a Board member by the end of December 2025.

Nussir has entered into a mining contract with LNS for comprehensive mining services to the Company during the construction and operation of the Nussir project. On May 8, 2025, the Company announced the mobilization for the underground development of the exploration decline and confirmation of underground mining parameters at the Nussir project.

On August 30, 2024, the Company closed a non-brokered private placement for gross proceeds of $924,000. The private placement was priced at $0.35 per common share.

Share consolidation and graduation to TSX Tier 1

On March 3, 2025, the Company announced its intention to complete a share consolidation of one (1) post-consolidation share for every ten (10) pre-consolidation shares. On March 14, 2025, when trading resumed on the TSXV after being halted since the announcement of the Nussir and NSG Transactions, the common shares of the Company began trading on the TSXV on a post-consolidated basis. All references to number of shares and per share amounts have been retroactively restated to reflect the consolidation.

Reinstatement of quotation on the OTCQB followed by upgrade to OTCQX

Following the March 14, 2025 unhalting of the Company’s shares on the TSXV, the Company applied for and was granted on April 14, 2025 the reinstatement of its quote on the OTCQB® Venture Market. This was followed by the Company being upgraded to trade on the OTCQX® Best Market on April 15, 2025. The OTCQX Market is the highest tier of the US OTC markets and it is expected to enhance the Company’s visibility and provide improved accessibility to its US investors.

Board changes and management appointments

On April 21, 2025, the Company continues to grow its senior management and appointed Ms. Boi Linh Doig as its Vice President, Mining.

On February 26, 2025, following the completion of the Nussir and NSG Transactions, Francis Johnstone and Karin Thorburn, both formerly on the board of directors of Nussir, joined the Blue Moon board, while Patrick McGrath resigned. In addition, Skott Mealer joined as President and Chief Operating Officer, and Theodore Veligrakis joined as Vice President, Exploration.

On November 1, 2024, the Company appointed Christian Kargl-Simard as President and Chief Executive Officer and Frances Kwong as Chief Financial Officer and Corporate Secretary replacing Patrick McGrath and Varun Prasad, while Garfield MacVeigh and Christian Aramayo were appointed as advisors to the Board.

On October 17, 2024, the Company appointed Maryse Bélanger, Christian Kargl-Simard and Haytham Hodaly to the board of directors, replacing Pedro Fonesca and Jonathan Gagné.

On July 3, 2024, the Company appointed Pedro Fonesca to the board of directors, replacing Enrique Correa.

Engagement of market maker

On May 8, 2025, the Company announced the engagement of Red Cloud Securities as its market maker to provide market stability and liquidity for the Company’s common shares on the TSXV with a monthly fee of $7,000 for a minimum term of three months.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

PROPERTY OVERVIEW AND DEVELOPMENT

Nussir Property (Finnmark, Norway)

On February 26, 2025, the Company acquired the Nussir project, a polymetallic deposit which contains copper, silver and gold located at the Finnmark county in northern Norway. It is an underground development project that benefits from existing critical infrastructure located next to the property (access, power and port).

On February 27, 2025, the Company filed its maiden National Instrument (“NI”) 43-101 Technical Report, titled “Technical Report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway” dated January 24, 2025, on www.sedarplus.com. It is available on the Company’s website at www.bluemoonmetals.com.

The updated MRE is shown below:

	Tonnes	Cu	Ag	Au	Cu Eq	Cu Metal	Ag Metal	Au Metal
Category	Mt	%	g/t	g/t	%	Kt	Koz	Koz
Measured	2.69	1.08	12.8	0.18	1.31	29	1,103	16
Indicated	26.03	1.01	12.3	0.11	1.19	263	10,288	92
Measured + Indicated	28.72	1.02	12.3	0.12	1.20	292	11,391	108
Inferred	31.99	1.01	14.6	0.14	1.23	324	14,972	143

Notes:

(1)	CIM definitions were followed for MRE.
(2)	A minimum mining width of 2.0 m was applied in making the MRE constraint wireframes. These wireframes were generated using a preliminary MSO.
(3)	Density values for Nussir were estimated from density sample values or assigned default average values where insufficient samples occur nearby.
(4)	MRE constraint wireframes were generated for a cut-off grade of 0.30% Cu, related to potential underground mining.
(5)	Metal prices assumed for this MRE were US$4.20 lb Cu, US$27.00/Oz Ag and US$2,200oz Au, which represent reasonable long-term consensus metal pricing.
(6)	Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical testwork completed in 2022.
(7)	The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost $26.20/t of ore.
(8)	Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
(9)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

On March 6, 2025, the Company acquired of all the shares of REAS, from WG. The acquisition includes critical infrastructure adjacent to the Nussir Project, notably the Øyen Industrial Land, a deep-water port facility with ship-loading and conveyor systems, a fully permitted and operating aggregate mine and buildings suitable for housing, administration and processing. This site is permitted and zoned for mining and processing activities and includes a large process plant building capable of supporting a 6,000 tpd flotation plant, along with access to low-cost industrial power.

Under the agreement, WG retains sublease rights for aggregate production and has committed to purchasing waste rock from Nussir at a minimum price of NOK 15 per tonne.

Blue Moon Property (California, USA)

The Blue Moon project is a VMS deposit which contains zinc, gold, silver, copper and lead. The property is well located with existing local infrastructure including paved highways three miles from site; a hydroelectric power generation facility a few miles from the site, a three-hour drive to the Oakland port and a four-hour drive to the industrial service centre of Reno. Zinc and copper are currently on the USGS list of metals critical to the US economy and national security.

On April 15, 2025, the Company announced that it has received approval by BLM to construct a portal and tunnel to enable underground mineral exploration activities at the Blue Moon project. This is an important permitting milestone for the development of the Blue Moon project, as the initial portal and decline will provide access for infill and exploration drilling, allow for examination of geology, rock mechanics and underground mining conditions, and can also be utilized as the main haulage route once the mine moves into production. With the receipt of the BLM approval, the Company has commenced detailed exploration decline engineering and has initiated a request for proposal process to select mining contractor with an expected start date of the decline construction to be in the next few months, to support a feasibility study to be completed in 24 months.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

On October 10, 2024, the Company initiated a Preliminary Economic Assessment (“PEA”) on the Blue Moon project to be led by Micon International Ltd (“Micon”) and Resource Development Associates, Inc (“RDA”). On March 3, 2025, the Company announced an updated Mineral Resource estimate (“Mineral Resource Estimate” or “MRE”) and the results of the PEA for the Blue Moon VMS deposit, summarized as an independent NI 43-101 Technical Report, was filed on April 15, 2025. See March 3, 2025 press release for summary of results.

In conjunction with the PEA, the Company announced an updated MRE for the project, with an effective date of December 24, 2024. The MRE is available on the Company’s website and is based on 87 drill holes totalling 122,364 feet of drilling with 2,631 individual assay intervals. The estimate outlined the following resources:

Indicated Resources:

	ZnEq
Domain (Vein)	Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,073,000	12.66	0.78	0.16	5.90	0.04	1.14
East	2.9%	498,000	18.99	0.47	0.63	6.64	0.09	3.72
West	2.9%	78,000	9.5	0.62	0.33	4.41	0.03	0.93
Total		3,650,000	13.46	0.73	0.23	5.97	0.04	1.49
				Cu	Pb	Zn	Au	Ag
			Metal	Mlbs	Mlbs	Mlbs	Moz	Moz
			Main	47.94	10.08	362.76	0.11	3.51
			East	4.67	6.29	66.15	0.04	1.85
			West	0.97	0.52	6.91	0.00	0.07
			Total	53.59	16.90	435.83	0.16	5.43

Inferred Resources:

	ZnEq
Domain (Vein)	Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,261,000	11.41	0.52	0.23	5.68	0.04	1.15
East	2.9%	994,000	15.49	0.59	0.56	5.04	0.07	2.43
West	2.9%	173,000	6.28	0.73	0.22	1.98	0.02	0.40
Total		4,428,000	12.12	0.54	0.30	5.39	0.04	1.41
				Cu	Pb	Zn	Au	Ag
			Metal	Mlbs	Mlbs	Mlbs	Moz	Moz
			Main	33.65	14.74	370.27	0.11	3.76
			East	11.80	11.20	100.11	0.07	2.42
			West	2.52	0.74	6.84	0.00	0.07
			Total	47.97	26.68	477.22	0.19	6.25

Notes:

(1)	Scott Wilson, CPG, President of RDA is responsible for this mineral resource estimate and is an independent Qualified Person as such term is defined by NI 43-101.
(2)	Reasonable prospects of eventual economic extraction were assessed by enclosing the mineralized material in the block model estimate in 3D wireframe shapes that were constructed based upon geological interpretations as well as adherence to a minimum mining unit with geometry appropriate for underground mining.
(3)	The cutoff grade of 2.9% ZnEq considered parameters of:

a.	Metal selling prices: Au-$2200/oz, Ag-$27/oz, Cu-$4.25/lb., Pb-$0.90/lb., Zn-$1.25/lb.
b.	Recoveries of Au 86.2%, Ag 94.3%, Cu 93.1%, Pb 0%, Zn 95.3%.
c.	Costs including mining, processing, general and administrative (G&A).

(4)	Zinc Equivalent Grade (“ZnEq”) is estimated by the formula: ZnEq = Zn% + ((Cu% * 78.20)+(Pb% * 0) + (Ag opt * 25.46)+(Au opt * 1896.40))/23.83.
(5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(7)	Figures may not add up due to rounding.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

(8)	Tonnages shown are short tons.
(9)	Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

Sulitjelma Property (Nordland county, Norway)

On February 26, 2025, the Company acquired the Sulitjelma project, a polymetallic deposit which contains copper and zinc located in northern Norway. Sulitjelma previously hosted Norway’s largest mining operation with historical production between 1891 and 1991 of 26 million tonnes of 1.80% Cu with additional zinc, sulphur, gold and silver credits.

On April 10, 2025, the Company announced its maiden MRE for the Sulitjelma VMS deposit. This is summarized in an NI 43-101 technical report, which was filed on SEDAR+ on April 20, 2025.

The constrained MRE is as follows:

		Inferred Resources By Zone					Sub-Totals
Region	Zone	Tonnes	Cu	Zn	Cu_Eq	APT*	Tonnes	Cu	Zn	Cu_Eq
		Kt	%	%	%	m	Kt	%	%	%
	2	4,188	1.45	0.35	1.50	5.2
	3	1,499	0.95	0.19	0.98	5.5
	5	2,188	0.85	0.37	0.88	15.7
Rupsi/Dypet	6	410	1.40	0.24	1.43	3.6
	7	126	0.77	0.15	0.79	2.4
	8	484	0.89	0.11	0.91	6.8
	9	163	2.01	0.25	2.05	2.5
	10	201	1.39	0.36	1.45	2.9	9,258	1.19	0.31	1.24
	2	3,031	0.88	0.07	0.89	4.2
Hankabakken II	3	4,711	0.86	0.05	0.86	3.1
	5	453	1.00	0.02	1.00	9.1	4,955	0.88	0.06	0.89
	2	455	1.15	0.19	1.18	3.6
Sagmo	3	193	1.56	0.14	1.58	6.4
	5	2,205	0.89	0.15	0.91	4.1	2,853	0.98	0.16	1.00
Total		17,066	1.06	0.21	1.10	6.1

* Apparent True Thickness

Notes:

1.	CIM definitions were followed for MRE.
2.	All resources reported are categorized Inferred; there are no Measured or Indicated resources.
3.	A minimum mining thickness of 2.2 m was applied in making the MRE constraint wireframes.
4.	The MRE constraint wireframes were generated using a preliminary MSO, based on a cut-off grade of 0.60% CuEq, related to potential underground mining.
5.	Assumed parameters for the cut-off grade and CuEq calculations included: Prices: $4.20/lb Cu, $1.25/lb Zn Processing recoveries: 92% Cu, 57% Zn Payabilities: 96.5% Cu, 86% Zn
6.	The copper equivalent (CuEq) calculation is as follows: CuEq = Cu grade + (Zn grade x 0.16)
7.	For the cut-off grade calculation, the assumed total operating cost was $50/t of ore.
8.	A global density value of 3 t/m3 was assumed.
9.	Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
10.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
11.	Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

Blue Moon will initially focus on the Rupsi and Dypet deposits where the Company has received Norwegian Government approval in Q1 2025 to extend an existing historical mine tunnel into the deposit by up to 1 km. The tunnel extension and the completion of 10,000 m of underground drilling are part of the recommendations in the technical report with a budget of 37 MNOK (approximately US$3.4M).

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

General Exploration Expenses

The Company’s exploration expenses for the periods presented were as follows:

For the three months ended March 31,	2025				2024
			Blue		Blue
	Nussir	NSG	Moon	Total	Moon	Total
	$	$	$	$	$	$
Claims costs	1,200	2,190	6,459	9,849	-	-
Camp operations	192,989	23,623	17,845	234,457	10,328	10,328
Engineering studies	127,869	36,342	217,940	382,151	-	-
Prospecting and geology	-	-	16,189	16,189	-	-
Permitting	-	-	102,431	102,431	-	-
TOTAL	322,058	62,155	360,864	745,077	10,328	10,328

QUALIFIED PERSON

The technical information contained in this MD&A for the Company’s properties has been reviewed and approved by Dustin Small, P.Eng., as a non-Independent Qualified Person in accordance with National Instrument 43-101.

RESULTS OF OPERATIONS

For the three months ended March 31,	2025	2024
	$	$
Employee benefits	277,523	-
Professional and consulting fees	155,651	9,631
General exploration expenses	745,077	10,328
Filing and regulatory fees	52,749	18,254
General administrative costs	41,232	4,163
Share-based payments	264,437	15,126
Shareholder communication and travel	105,944	6,895
Depreciation	379	-
Foreign exchange gain	(8,226)	(51)
Interest expense	38	1,626
Interest income	(146,445)	(3,956)
Other income	(14,219)	-
NET LOSS	1,474,140	62,016

THREE MONTHS ENDED MARCH 31, 2025

Blue Moon incurred a loss of $1,474,140 ($0.06 per common share) for the three months ended March 31, 2025, compared to a loss of $62,016 ($0.02 per common share) over the same period in 2024. These factors contributed to the key differences in the comparative figures, as follows:

Employee benefits and share based compensation increased by $277,523 and $249,311 respectively, during the three months ended March 31, 2025, compared to $NIL and $15,126 in the same period in 2024. This increase is due to the addition of new hires in the period, also in the prior year, personnel were engaged under consulting agreements rather than as employees.

Professional fees increased by $146,020 during the three months ended March 31, 2025, compared to the same period in 2024. The increase was primarily driven by higher legal fees incurred for general matters and other professional fees, including the addition of the Nussir and Sulitjelma projects.

Exploration expenses increased by $734,749 during the three months ended March 31, 2025, compared to same period in 2024. This primarily reflects the technical work undertaken to support the advancement of the Company’s key assets. At the Blue Moon project, the Company completed a PEA and updated MRE during the quarter. At the Nussir project, the Company filed a maiden

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

NI 43-101 technical report outlining its MRE and commenced engineering studies and underground planning activities in preparation for a construction decision. At the Sulitjelma project, the Company finalized its maiden MRE.

Shareholder communication and travel increased by $99,049 during the three months ended March 31, 2025, compared to the same period in 2024, reflecting higher corporate activities during the quarter.

Interest income increased by $142,489 during the three months ended March 31, 2025, compared to the same period in 2024. The increase is primarily due to the Company’s higher cash balance resulting from the equity financing completed in December 2024.

Other income increased by $14,219 during the three months ended March 31, 2025, compared to the same period in 2024. The increase relates to deferred income recognized under the operating agreement between REAS and WG, pursuant to which WG pays annual fees for access to the quay and for the continued operation of its quarry and aggregate business at the site.

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31,	2025	2024
	$	$
Cash provided by (used in)
Operating activities	(212,955)	(48,792)
Investing activities	(14,103,406)	-
Financing activities	4,984,453	(46,626)
Effects of foreign exchange on cash balances	(25,330)	-
CHANGE IN CASH AND RESTRICTED CASH	(9,357,238)	(95,418)
Cash and restricted cash – beginning	30,008,106	355,343
CASH AND RESTRICTED CASH - ENDING	20,650,868	259,925

Blue Moon had $20,650,868 in cash and restricted cash as at March 31, 2025 (December 31, 2024: $30,008,106). As at March 31, 2025, the Company had a working capital balance of $16,923,045 (December 31, 2024: $3,762,174). A summary of the significant financings and other activities during the three months ended March 31, 2025 is provided in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024.

Operating Activities

The main components of cash flows used for operating activities are discussed in the Results of Operations section, above.

Investing Activities

During the three months ended March 31, 2025, the Company used net cash of $14.1 million in investing activities. The primary components relate to the three acquisitions completed in the quarter.

Expenditures on mineral properties, plant and equipment totalled $3.9 million and reflect the transaction costs capitalized in connection with the acquisitions of Nussir and NSG. These costs were directly attributable to the asset acquisitions.

The acquisition of REAS, net of cash acquired, resulted in a net cash outflow of $11 million. This represents the cash consideration paid and transaction costs, offset by the cash held by REAS at the acquisition date.

Cash acquired in Nussir of $0.8 million and cash acquired in NSG of $10 thousand reflects the opening cash balance of these entities at the acquisition date.

Financing Activities

During the three months ended March 31, 2025, the Company generated net cash of $5.0 million from financing activities.

Net proceeds from the issuance of shares totalled $5.0 million. This includes the gross proceeds from a private placement with Hartree for $5.25 million and a separate private placement by an officer of the Company totalling $143 thousand. These proceeds were offset by related share issuance costs.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

During the three months ended March 31, 2024, the Company made loan principal and interest payments totalling $45,000 and $1,626 respectively related to a loan agreement entered into with a former director of the Company.

LIQUIDITY OUTLOOK

The equity financing in the fourth quarter of 2024 and the follow-on financing from Hartree and LNS in 2025 provided the liquidity needed to ramp up the activities aimed at advancing the Company’s Blue Moon, Nussir and Sulitjelma properties towards a construction decision. In addition to its ongoing exploration and development programs, the Company will continue to require additional funding to support property maintenance payments and general operations.

As part of the fourth quarter financing, the Company entered into an MOU with Hartree Partners to provide a secured bridge loan facility of up to US$20 million to provide financial flexibility during the construction of the Nussir Property. The financing package also included a subscription agreement with LNS, providing for multiple tranches of equity funding. These tranches are expected to be drawn upon alignment with project milestones.

The Company’s primary source of funding remains the issuance of common shares. As Blue Moon’s common shares are publicly traded, their market price is subject to factors beyond management’s control, including fluctuations in commodity prices, foreign exchange rates and broader market conditions. If capital is required during a period of share price weakness, the Company may face significant dilution to secure necessary funding or may be unable to raise sufficient capital to meet its obligations.

In addition to equity financing, the Company may also pursue strategic alternatives such as targeting royalty sales on its mineral properties, debt financing or divestiture of its investment of marketable securities to help fund the Company’s capital needs while minimizing equity dilution.

Loss and comprehensive loss

During the three months ended March 31, 2025, the increase in loss and comprehensive loss for the three months ended March 31, 2025, compared to primary quarters, is primarily attributable to higher exploration and project advancement costs related to the newly acquired Nussir and Sulitjelma properties, as well as continued technical work at the Blue Moon Property.

Exploration expenditures for three months ended March 31, 2024, were lower as a result of the Company’s limited cash resources during the period.

Cash and cash equivalents

Blue Moon raises funds, as required, in order to explore and develop its mineral properties and to conduct corporate activities. As a result, cash and cash equivalents are typically expected to decrease in periods where there is no financing transaction. The timing and amount of expenditures and financing transactions have caused the Company’s cash and cash equivalents balance to fluctuate from year to year.

During the three months ended March 31, 2025, the Company converted the subscription receipts issued in the December 2024 financing, raising gross proceeds of $27 million. In addition, a follow-on private placement from Hartree and a non-brokered private placement with an officer of the Company raised combined gross proceeds of approximately $5.4 million.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

As at and for the quarter ended	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24
Loss and comprehensive loss	$1,328,403	$256,300	$71,732	$105,705
Loss per share attributable to Blue Moon shareholders – basic and diluted	0.06	0.06	0.02	0.04
Cash and cash equivalents	20,495,161	3,001,720	945,885	146,617
Total assets	165,979,266	32,372,944	1,666,323	866,308

As at and for the quarter ended	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23
Loss and comprehensive loss	$62,016	$82,975	$101,129	$81,005
Loss per share attributable to Blue Moon	0.02	0.04	0.04	0.04
shareholders – basic and diluted
Cash and cash equivalents	259,925	355,343	451,105	576,876
Total assets	986,437	1,076,387	1,174,068	1,301,338

Historically, the Company’s primary source of funding was through the issuance of common shares, with activity levels closely tied to the strength of the capital markets. When capital markets are depressed, the Company’s activity level normally declines accordingly, stronger markets allow the Company to secure equity financing on favourable terms, enabling expansion of its exploration and development programs. In addition to equity financing, the Company may also explore alternative funding strategies, such as royalty agreements or divesting its investment in marketable securities, to support its growth objectives.

During the three months ended March 31, 2025, the Company achieved several key milestones as it progressed from exploration toward project development. Notably, the Company completed the acquisitions of the Nussir and Sulitjelma projects in Norway, including the purchase of REAS which holds the surface lease and infrastructure critical to the development of the Nussir project. At Blue Moon, the Company completed a PEA and filed an updated MRE. A maiden NI 43-101 technical report was filed for the Nussir project and a maiden MRE was finalized for the Sulitjelma project.

During the three months ended December 31, 2024, the Company advanced a PEA and updated resource estimate at Blue Moon, completed a financing to support the Nussir and Sulitjelma acquisitions, and shifted toward a development-focused strategy. The Yava project was also divested.

During the three months ended September 30, 2024, the Company raised $924,000 through a private placement and continued expenditures to maintain its mineral properties in good standing.

During the three months ended June 30, 2024, and in prior periods, activities primarily involved baseline work to comply with permit and regulatory requirements. The Company also initiated work on an updated resource estimate during the quarter ended September 30, 2023.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

RELATED PARTY TRANSACTION

Management compensation

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was as follows:

For the three months ended March 31,	2025	2024
	$	$
Wages and salaries	325,821	-
Consulting fees	-	9,000
Share-based payments	245,391	11,345
MANAGEMENT COMPENSATION	571,212	20,345

As at March 31, 2025, no amounts are due to related parties (March 31, 2024 - $102,000) of the Company. These amounts due to related parties in 2024 were unsecured, non-interest bearing and had no specific terms of repayment and were fully repaid in 2024.

OUTSTANDING SHARE DATA

The table below summarizes the Company’s common shares and securities convertible into common shares as at the date of this MD&A.

As at May 23, 2025
Common Shares	51,486,089
Stock Options	540,500
Deferred Share Units	224,506
Restricted Share Units	62,500

CONTRACTUAL OBLIGATIONS

Other than as disclosed in note 17 of the financial statements, the Company has no contractual obligations, off-balance sheet arrangements or capital lease agreements. Neither the Company nor any of its subsidiaries is subject to any externally imposed capital requirements. The Company has no proposed transactions at this time.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risks from the use of financial instruments. Financial instruments consist of cash, restricted cash, receivables, due to related parties, and accounts payable and accrued liabilities approximate fair value due to the short term nature of the instruments.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to Liquidity and Capital Resources for more information regarding the Company’s liquidity risk.

Credit risk

The Company is exposed to credit risk on its bank accounts, restricted cash and receivables. To reduce credit risk, substantially all cash is on deposit at Canadian chartered banks. Restricted cash are deposits held by BLM in California, and Finnmarkseiendommen (FeFo) the land management authority in Norway. Receivables consist of Canadian excise taxes receivable and other amounts due from government agencies. Accordingly, the Company considers its exposure to credit risk minimal.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian Kroner.

Sensitivity Analysis

The Company, through its subsidiaries, operates in the United States and Norway and is exposed to foreign exchange risk arising from changes in the US dollar and Norwegian krone against the Canadian dollar. A 10% fluctuation in either the US dollar or Norwegian krone relative to the Canadian dollar would have a minimal impact on the Company’s loss and comprehensive loss.

Market Price risk

i.	Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period.

ii.	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices of zinc, copper, gold, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Blue Moon Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

FORWARD-LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Blue Moon’s operations in future periods. Statements that are not historical fact are forward looking information as that term is defined in NI 51-102 of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Blue Moon and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. They include, but not limited to, statements regarding: the Company’s plans to advance the projects through additional exploration and technical studies, the timing of these exploration activities, the recommended exploration wrok programs and the budget thereof, the anticipated results of Technical Reports, the ability of the Company to obtain the necessary funding and permit, the ability to integrate the acquired companies and the maintenance of the social licences necessary to operate in the areas where the projects are located.

Blue Moon’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Blue Moon does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Blue Moon's expectations include, but are not limited to, uncertainties involved in fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits;the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and uncertainty as to timely availability of permits and other governmental approvals.